

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 10, 2011

Mr. Edwin D. Johnson
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

      RE: Casella Waste Systems, Inc.
                Form 10-K for the Fiscal Year ended April 30, 2010
                Forms 10-Q for the Fiscal Quarters ended July 31, 2010, October 31, 2010 and January 31, 2011
                File No. 0-23211

Dear Mr. Johnson:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                John Hartz
                Senior Assistant
                Chief Accountant